Exhibit 99(a)

General Electric Company

Financial Measures That Supplement Generally Accepted Accounting Principles

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. Specifically, we have referred to:

•	Operating earnings, operating EPS and operating EPS excluding the effects of the preferred stock redemption

•	Revenues excluding impact of NBCU

•	Industrial sales excluding impact of NBCU

•	GE Capital ending net investment (ENI), excluding cash and equivalents

The reasons we use these non-GAAP financial measures and their reconciliation to their most directly comparable GAAP financial measures follow.

Operating Earnings and Operating EPS
	Three months ended September 30
(In millions; except earnings per share)	2011	2010	V%

Earnings from continuing operations attributable to GE	$3,223	$3,107	4%
Less: Non-operating pension costs/(income), net of tax	172	(50)
Operating earnings	$3,395	$3,057	11%

Earnings per share – diluted(a)
Continuing earnings per share	$0.22	$0.28	(21)%
Less: Non-operating pension costs/(income), net of tax	0.02	-
Operating earnings per share	$0.24	$0.28	(14)%

Less: Effects of the preferred stock redemption	0.08	-
Operating EPS excluding the effects of the preferred stock
redemption	$0.31	$0.28	11%

	Nine months ended September 30
(In millions; except earnings per share)	2011	2010	V%

Earnings from continuing operations attributable to GE	$10,147	$8,615	18%
Less: Non-operating pension costs/(income), net of tax	516	(157)
Operating earnings	$10,663	$8,458	26%

Earnings per share – diluted(a)
Continuing earnings per share	$0.86	$0.78	10%
Less: Non-operating pension costs/(income), net of tax	0.05	(0.01)
Operating earnings per share	$0.91	$0.77	18%

Less: Effects of the preferred stock redemption	0.08	-
Operating EPS excluding the effects of the preferred stock
redemption	$0.98	$0.77	27%

(a)	Earnings-per-share amounts are computed independently. As a result, the sum of per-share amounts may not equal the total.

(1)

Operating earnings excludes non-service related pension costs of our principal pension plans comprising interest cost, expected return on plan assets and amortization of actuarial gains/losses. The service cost and prior service cost components of our principal pension plans are included in operating earnings. We believe that these components of pension cost better reflect the ongoing service-related costs of providing pension benefits to our employees. As such, we believe that our measure of operating earnings provides management and investors with a useful measure of the operational results of our business. Other components of GAAP pension cost are mainly driven by market performance, and we manage these separately from the operational performance of our businesses. Neither GAAP nor operating pension costs are necessarily indicative of the current or future cash flow requirements related to our pension plan. We also believe that this measure, considered along with the corresponding GAAP measure, provides management and investors with additional information for comparison of our operating results to the operating results of other companies. We also believe that operating EPS excluding the effects of the $806 million preferred dividend related to the redemption of our preferred stock (calculated as the difference between the carrying value and the redemption value of the preferred stock) is a meaningful measure because it increases the comparability of period-to-period results.

Revenues excluding impact of NBCU
	Three months ended September 30
(Dollars in millions)	2011	2010	V%

Revenues as reported	$35,367	$35,373	-%
Less NBCU-related revenues	394	4,069
Revenues excluding impact of NBCU	$34,973	$31,304	12%

	Nine months ended September 30
(Dollars in millions)	2011	2010	V%

Revenues as reported	$109,327	$108,368	1%
Less NBCU-related revenues	5,474	12,139
Revenues excluding impact of NBCU	$103,853	$96,229	8%

During the first quarter of 2011, we transferred the assets of the NBCU business and Comcast Corporation transferred certain of its assets to a newly formed entity, in which we now hold a 49% interest. Consolidated revenues include revenues from NBCU operations prior to this transfer as well as the transaction related gain. We have provided the percentage of revenue growth excluding the impact of NBCU, as the volatility related to NBCU revenues can obscure underlying trends. We believe that this measure, considered along with the corresponding GAAP measure of consolidated revenues, provides management and investors with additional information that is useful in assessing period-to-period performance trends.

(2)

Industrial sales excluding impact of NBCU
	Three months ended September 30
(Dollars in millions)	2011	2010	V%

GE sales as reported (Industrial sales)	$23,230	$23,593	(2)%
Less NBCU-related sales	–	3,957
Industrial sales excluding impact of NBCU	$23,230	$19,636	18%

	Nine months ended September 30
(Dollars in millions)	2011	2010	V%

GE sales as reported (Industrial sales)	$68,293	$71,505	(4)%
Less NBCU-related sales	1,205	11,937
Industrial sales excluding impact of NBCU	$67,088	$59,568	13%

During the first quarter of 2011, we transferred the assets of the NBCU business and Comcast Corporation transferred certain of its assets to a newly formed entity, in which we now hold a 49% interest.  Industrial sales include sales from NBCU operations prior to this transfer.  We have provided the percentage of Industrial sales growth excluding the impact of NBCU, as the volatility related to NBCU sales can obscure underlying trends.  We believe that this measure, considered along with the corresponding GAAP measure of sales, provides management and investors with additional information that is useful in assessing period-to-period performance trends.

GE Capital Ending Net Investment (ENI), Excluding Cash and Equivalents
	At
	September 30,	December 31,
(In billions)	2011	2010

GECC total assets	$572.7	$581.1
Less assets of discontinued operations	1.5	12.4
Less non-interest bearing liabilities	36.7	38.7
GE Capital ENI	534.5	530.0
Less cash and equivalents	82.4	59.5
GE Capital ENI, excluding cash and equivalents	$452.1	$470.5

We use ENI to measure the size of our GE Capital segment. We believe that this measure is a useful indicator of the capital (debt or equity) required to fund a business as it adjusts for non-interest bearing current liabilities generated in the normal course of business that do not require a capital outlay. We also believe that by excluding cash and equivalents, we provide a meaningful measure of assets requiring capital to fund our GE Capital segment as a substantial amount of this cash resulted from debt issuances to pre-fund future debt maturities and will not be used to fund additional assets. Providing this measure will help investors measure how we are performing against our previously communicated goal to reduce the size of our financial services segment.

(3)